Fidelis Insurance Group Initiates Quarterly Dividend Program
Announces Quarterly Dividend of $0.10 Per Common Share Payable March 29, 2024

PEMBROKE, Bermuda, February 29, 2024 - Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance” or “the Company”), a global specialty insurer, announced today that its Board of Directors has approved the initiation of a dividend program under which the Company intends to pay a quarterly cash dividend. The initial dividend will be $0.10 per share, payable on March 29, 2024 to common shareholders of record on March 15, 2024.

Dan Burrows, Fidelis Insurance Group CEO stated, “The Board’s decision to initiate a quarterly dividend program reflects our balance sheet strength following a transformative year in which we achieved meaningful strategic milestones. While our top priority remains investing in profitable growth opportunities that we continue to see in the favorable market environment, we are committed to sharing our success with shareholders through both dividends and our previously announced $50 million share repurchase program. Looking ahead, we are confident in our capacity to lean further into profitable growth opportunities as well as our ability to optimize shareholder value creation.”

About Fidelis
Fidelis Insurance Holdings Limited (NYSE: FIHL) is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance operating companies have a financial strength rating of A- (Excellent) from AM Best, S&P and Fitch. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com

Investor Contact:
Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Media Contacts:
Fidelis Insurance Group
James Dumelow
44 778 904 0954
James.Dumelow@fidelisinsurance.com

Kekst CNC
Fidelis@kekstcnc.com

Safe Harbor Regarding Forward-Looking Statements

This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "intend," "growth," "opportunity," "continue," "looking ahead," "lean," "optimize," "create," "should," "will," and the negative of these or similar terms and phrases. Examples of forward-looking statements include, among others, statements we make regarding: our strategy, including plans for growth and related opportunities, and shareholder value creation.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. These uncertainties and risks are described under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s final IPO prospectus filed pursuant to Rule 424(b)(4) (Registration No. 333-271270) with the SEC on June 30, 2023 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov.